UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K/A
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of: February, 2008
Commission File Number: 000-50393
NEUROCHEM INC.
275 Armand-Frappier Boulevard
Laval, Québec
H7V 4A7
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.
Form 20-F ☐ Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
SIGNATURES:
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEUROCHEM INC.
February 21, 2008
	By:	/s/ David Skinner
David Skinner, Vice-President
General Counsel and Corporate Secretary

The Material Change Report of Neurochem Inc. (the “Registrant”) dated February 21, 2008 is submitted with this Form 6-K and is hereby incorporated by reference into, and as an exhibit to, the Registrant’s registration statements on Form F-10 (SEC Reg. Nos. 333-140039 and 333-142770).

Neurochem Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

For further information, please contact:
Lise Hébert, Ph.D.	Tel: 1-450-680-4572
Vice President, Corporate Communications	lhebert@neurochem.com
NEUROCHEM REPORTS RESULTS
FOR FOURTH QUARTER AND FISCAL YEAR 2007
AND IMPORTANT ADVANCES ON CORPORATE OBJECTIVES
Neurochem will host a conference call Thursday, February 21, 2008, at 8:30 A.M. ET.
LAVAL, CANADA, February 20, 2008 — Neurochem Inc. (NASDAQ: NRMX; TSX: NRM) reports results for the fourth quarter and fiscal year ended December 31, 2007, and announces important advances regarding the Company’s pharmaceutical and nutraceutical activities. The Company reports, for the fourth quarter, a net loss of $16,097,000 ($0.33 per share), compared to $17,011,000 ($0.44 per share) for the corresponding period in the previous year. For the year ended December 31, 2007, the net loss amounted to $81,486,000 ($1.85 per share), compared to $66,469,000 ($1.72 per share) for the same period last year. The net loss for the year ended December 31, 2007, includes a non-recurring charge in the second quarter of fiscal 2007 under Canadian GAAP of $10,430,000 relating to the $40 million 5% senior subordinated convertible notes, which were fully converted into common shares during the second quarter of 2007. In total, accretion expense amounted to $15,751,000 for the year ended December 31, 2007. As at December 31, 2007, the Company had available cash, cash equivalents and marketable securities of $58,672,000, compared to $48,758,000 at December 31, 2006. All figures are in U.S. dollars, unless otherwise specified.
Furthermore, the Company is pleased to announce the following important developments:
•	The regulatory submission for the initiation of the Phase II clinical trial with the investigational product candidate NC-503 in patients with Type II Diabetes as well as certain features of Metabolic Syndrome was accepted by the Therapeutic Products Directorate of Health Canada. As a result, the first patient is expected to be enrolled shortly. The key objectives of the study are to investigate the safety and proof-of-concept efficacy of NC-503 on glycemic measures.

•	In order to more accurately reflect the Company’s expanded business strategy and core programs that encompass both therapeutics and branded nutraceutical products, and following the approval by Neurochem’s Board of Directors, the name-change from Neurochem to BELLUS HEALTH™, pending shareholder approval at the next annual meeting.
•	Approval by Neurochem’s Board of Directors for the creation of subsidiaries for the purposes of carrying on the Company’s nutraceutical business, and as part of these new developments, the nutraceutical business will be named OVOS NATURAL HEALTH™.

•	An amendment under the Equity Line of Credit Facility, extending the term to February 2010. The minimum draw-down obligation by the Company has been reduced to $15,000,000 over the term. The maximum amount of each monthly draw-down is limited to the lower of $6,000,000 or 12.5% of the volume-weighted price calculation of the common shares at the time of draw-down. The common shares will be issued at a discount of 4.0% to market price if the volume-weighted average price (VWAP) per share is $6 or higher and 7% if the VWAP per share is lower than $6 at the time of draw-down.
“Neurochem is making significant progress in the implementation of the strategy that aims to make homotaurine available to consumers. Our drive towards the commercialization of this brand under the leadership of Mr. Gary Schmid as CEO of our nutraceutical business is geared towards potentially selling homotaurine via the Internet as early as the second quarter of 2008 and made available at retail in Canada during the third quarter of 2008,” said Dr. Francesco Bellini, Chairman, President and CEO of Neurochem. “With respect to our pharmaceutical activities, we are continuing to accelerate the development of our product candidates in the field of Diabetes and Alzheimer’s disease and closely working with the regulatory agencies in Europe and the United States to hopefully be in a position to make KIACTA™ available to patients suffering from Amyloid A (AA) amyloidosis. The launch of a Phase II study for NC-503 as a treatment for Type II Diabetes as well as certain features of Metabolic Syndrome is very encouraging. As a natural extension of our work in the field of AA amyloidosis, we start with a solid base of knowledge and research already completed,” Dr. Bellini concluded.
Phase II Study for Type II Diabetes as well as certain features of Metabolic Syndrome Underway
The Phase II clinical trial is a 26 weeks multi-center, randomized, double blind, placebo-controlled and parallel-designed study that will involve approximately 200 patients with Type II Diabetes as well as certain features of Metabolic Syndrome in about 15 clinical sites in Canada.
Conference Call
Neurochem will host a conference call Thursday, February 21, 2008, at 8:30 A.M. Eastern Time. The telephone numbers to access the conference call are 1-416-644-3416 or 1-800-732-9303. A replay of the call will be available until Thursday, February 28, 2008. The telephone numbers to access the replay of the call are 1-416-640-1917 or 1-877-289-8525, for which the passcode is 21263770#. Please dial-in approximately 15 minutes before the teleconference is scheduled to begin.

Consolidated Financial Results Highlights
The following discussion and analysis should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2007, which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP).
Results of operations
As previously reported, effective July 1, 2007, the Company adopted the US dollar as its functional and reporting currency, as a significant portion of its revenue, expenses, assets, liabilities and financing are denominated in US dollars. All currency figures reported in this document, including comparative figures, are reported in US dollars, unless otherwise specified.
For the three-month period ended December 31, 2007, the net loss amounted to $16,097,000 ($0.33 per share), compared to $17,011,000 ($0.44 per share) for the corresponding period in the previous year. For the year ended December 31, 2007, the net loss amounted to $81,486,000 ($1.85 per share), compared to $66,469,000 ($1.72 per share) for the same period the previous year.
The net loss for the year ended December 31, 2007, includes a non-recurring charge in the second quarter of fiscal 2007 under Canadian GAAP of $10,430,000 relating to the $40 million 5% senior subordinated convertible notes, which were fully converted into common shares during the second quarter of 2007. In total, accretion expense amounted to $15,751,000 for the year ended December 31, 2007.
Revenue from collaboration agreement amounted to $206,000 for the current quarter ($1,119,000 for the year), compared to $497,000 for the same period in the previous year ($2,106,000 for the year). This revenue is earned under the agreement with Centocor, Inc. (Centocor) in respect of eprodisate (KIACTA™), an oral investigational product candidate for the treatment of Amyloid A (AA) amyloidosis. Revenue recognized is in respect of the non-refundable upfront payment received from Centocor, which is being amortized over the estimated period through to the anticipated regulatory approval date of the investigational product candidate. The estimated period is subject to change based on additional information that the Company may receive periodically. The other portion of the upfront payment received from Centocor ($6,000,000) has been classified as deferred revenue and is not being amortized as earned revenue given that it is potentially refundable. In the event that the Company receives an approval letter issued by the US Food and Drug Administration (FDA), the amount would no longer be refundable and would be amortized as earned revenue.
In December 2007, the Company received an acknowledgement from the FDA that Neurochem’s response to the approvable letter received in July 2007 for the New Drug Application (NDA) for eprodisate (KIACTATM) for the treatment of AA amyloidosis is a complete, Class 2 response. The PDUFA (Prescription Drug User Fee Act) goal date by which the FDA is expected to render a decision is April 2, 2008. In the second approvable letter (July 2007), the FDA indicated that an additional efficacy trial will be necessary before the FDA could approve the investigational product candidate. The approvable letter also states that additional submissions, filed by Neurochem as part of its response to this approvable letter, may address issues raised in this letter. The FDA has indicated that additional submissions could persuade the agency to eliminate the requirement for an additional trial. The FDA also asked for additional information, including further pharmacokinetic studies, and again acknowledged that a QT clinical study should be submitted as part of a Phase IV (post-approval) commitment.
Neurochem has also submitted for marketing approval eprodisate (KIACTA™) for the treatment of AA amyloidosis in the European Union and Switzerland. In December 2007, the Committee for Medicinal Products for Human Use (CHMP), the scientific committee of the European Medicines Agency (EMEA), issued a negative opinion recommending refusal of the marketing authorization application (MAA) for eprodisate (KIACTATM) for the treatment of AA amyloidosis in the European Union and concluded that another study would be needed to demonstrate eprodisate’s (KIACTATM) effectiveness. The Company requested a re-examination of the opinion by CHMP. As provided by the European regulations, the Company requested that the CHMP consult a Scientific Advisory Group in connection with the re-examination. The MAA is being reviewed under the EMEA’s centralized procedure. An authorization from the EMEA would apply to all 27 European Union member states, as well as Norway and Iceland.
The decrease in revenue from collaboration agreement for the current periods compared to the same periods in the previous year is mainly attributable to a change in the estimated period over which the non-refundable upfront payment received from Centocor in respect of eprodisate (KIACTA™) is being amortized.
Reimbursable costs revenue amounted to $64,000 for the current quarter ($396,000 for the year), compared to $178,000 for the same period in the previous year ($712,000 for the year) and consists of costs reimbursable by Centocor in respect of eprodisate (KIACTA™)-related activities. The Company earns no margin on these reimbursable costs.
Research and development expenses, before research tax credits and grants, amounted to $12,199,000 for the current quarter ($55,732,000 for the year), compared to $14,142,000 for the same period in the previous year ($51,688,000 for the year). The decrease in the current quarter compared to the same period the previous year is mainly attributable to a reduction in expenses incurred in relation to the development of tramiprosate (ALZHEMED™), primarily in respect of the North American Phase III clinical trial. Also, during the second quarter of 2007, the workforce was reduced due to delay encountered in the product candidate development programs. The increase in the current year compared to the same period the previous year is due to expenses incurred in relation to the development of tramiprosate (ALZHEMED™), primarily in respect of the Phase III clinical trial in Europe and the North American open-label extension of the Phase III study, as well as the conduct of a QT cardiac status Phase I study. For the year ended December 31, 2007, research and development expenses also included costs incurred to support the North American Phase III clinical trial for tramiprosate (ALZHEMED™), the open-label extension of the eprodisate (KIACTA™) Phase II/III study, as well as ongoing drug discovery programs.

In November 2007, the Company announced important initiatives following key events that took place over the past year. The Company announced the termination of the tramiprosate (ALZHEMED™; homotaurine) pharmaceutical drug development program, including the early termination of its European Phase III clinical trial, and the advancement of its next generation prodrug of tramiprosate (ALZHEMED™) into preclinical development for the treatment of Alzheimer’s disease (AD). Also, the Company announced its decision to take steps to commercialize homotaurine as a branded nutraceutical, potentially starting as early as 2008.
Research tax credits and grants amounted to $727,000 this quarter ($2,161,000 for the year), compared to $607,000 for the corresponding period in the previous year ($1,899,000 for the year). Research tax credits represent refundable tax credits earned under the Quebec Scientific Research and Experimental Development Program for expenditures incurred in Quebec. The increase is due to higher eligible expenditures in the current periods and the realization of tax credits from prior years that met the criteria for recognition in the current year.
Other research and development charges amounted to nil for the current quarter and year, compared to $1,127,000 for the quarter and year ended December 31, 2006. In 2006, the Quebec taxation authorities confirmed their position in the application of the tax credit program that denied tax credits on research and development taxable benefits relating to stock options for 2005 and prior years. Accordingly, management determined at that time that the criteria for recognition of these credits were no longer met and recorded a provision for these research tax credits.
General and administrative expenses totaled $1,397,000 for the current quarter ($10,581,000 for the year), compared to $2,819,000 for the same quarter in the previous year ($11,522,000 for the year). These costs are incurred to support the overall activities of the Company. The decrease is mainly attributable to a reduction in management bonuses, and in performance-based fees due to Picchio International Inc.
Arbitral award amounted to nil for the current quarter and year compared to nil for the quarter ended December 31, 2006 and $1,835,000 for the year ended December 31, 2006. This expense related to the dispute with Immtech Pharmaceuticals, Inc. (formerly known as Immtech International, Inc. (Immtech), which came to a conclusion in January 2007 when Immtech, the University of North Carolina at Chapel Hill (UNC), and Georgia State University Research Foundation, Inc. filed with the Federal District Court for the Southern District of New York, U.S.A. a Notice of Voluntary Dismissal. The plaintiffs voluntarily dismissed their complaint against Neurochem in the Federal District Court without any payment, license, business agreement, concession or compromise by Neurochem.
Reimbursable costs amounted to $64,000 for the current quarter ($396,000 for the year), compared to $178,000 for the same period in the previous year ($712,000 for the year), and consist of costs incurred on behalf of Centocor in respect of eprodisate (KIACTA™)-related activities and reimbursable by Centocor.

Stock-based compensation amounted to $1,421,000 for the current quarter ($4,275,000 for the year), compared to $924,000 for the corresponding quarter in the previous year ($3,569,000 for the year). This expense relates to stock options and stock-based incentives, whereby compensation cost in relation to stock options is measured at fair value at the date of grant and is expensed over the award’s vesting period. The increase is due to new stock options granted during the past year.
Depreciation, amortization and patent cost write-off amounted to $611,000 for the current quarter ($1,698,000 for the year), compared to $386,000 for the corresponding quarter in the previous year ($1,556,000 for the year). The increase is attributable to patent cost of $239,000 written off during the year, for which no future benefit was expected to be realized.
Interest income amounted to $756,000 for the current quarter ($3,341,000 for the year), compared to $574,000 for the same quarter in the previous year ($2,077,000 for the year). The increase is mainly attributable to higher average cash balances during the current periods, compared to the same periods in the previous year.
Accretion expense amounted to $1,183,000 for the current quarter ($15,751,000 for the year), compared to $550,000 for the same quarter in the previous year ($550,000 for the year). Accretion expense represents the imputed interest under GAAP on the $42,085,000 aggregate principal amount of 6% convertible senior notes issued in November 2006, as well as on the $40,000,000 6% senior convertible notes (Senior Notes) and $40,000,000 5% senior subordinated convertible notes (Junior Notes) issued in May 2007. The Company accretes the carrying values of the convertible notes to their face value through a charge to earnings over their expected lives of 60 months, 54 months and 1 month, respectively. Of the total accretion expense recorded in the year ended December 31, 2007, $10,430,000 relates to accretion expense on the Junior Notes, which were fully converted during the second quarter of 2007. Refer to the Liquidity and Capital Resources section for more details on the convertible notes.
Change in fair value of embedded derivatives amounted to a gain of $28,000 for the current quarter (loss of $870,000 for the year) and represents the variation in the fair value of the embedded derivatives included in the aggregate $80,000,000 Senior and Junior Notes issued in May 2007.
Change in fair value of third party asset-backed commercial paper amounted to a loss of $1,184,000 for the quarter and year ended December 31, 2007 and represents a provision recorded on the valuation of asset-backed commercial paper held by the Company. Refer to Liquidity and Capital Resources section for more details.
Foreign exchange loss amounted to $54,000 for the current quarter (gain of $1,130,000 for the year), compared to a gain of $245,000 for the same quarter in the previous year (loss of $280,000 for the year). Foreign exchange gains or losses arise on the movement in foreign exchange rates in relation to the Company’s net monetary assets denominated in currencies other than US dollars, which is its functional and reporting currency, and consists primarily of monetary assets and liabilities denominated in Canadian dollars. Foreign exchange gains recognized for the year ended December 31, 2007, are mainly attributable to the strengthening of the Canadian dollar compared to the US dollar during the period.
Other income amounted to $287,000 for the current quarter ($1,274,000 for the year), compared to $282,000 for the same quarter in the previous year ($1,348,000 for the year). Other income consists of non-operating revenue, primarily sub-lease revenue. The 2006 income includes an amount of $293,000 in respect of the recovery of prior years’ property taxes.
Share of loss in a company subject to significant influence amounted to nil for the current quarter ($327,000 for the year), compared to $489,000 for the corresponding quarter in the previous year ($2,440,000 for the year). Non-controlling interest amounted to nil for the current quarter ($109,000 for the year), compared to $162,000 for the corresponding quarter in the previous year ($801,000 for the year). These items result from the consolidation of the Company’s interest in a holding company (Innodia Holding) that owns shares of Innodia Inc., for which Neurochem is the primary beneficiary. The share of loss recorded in the current year has reduced the Company’s long-term investment in Innodia Holding to a nominal value. Innodia Inc. is a private, development-stage company engaged in developing novel drugs for the treatment of Type II diabetes and underlying diseases.
Liquidity and capital resources
As at December 31, 2007, the Company had available cash, cash equivalents and marketable securities of $58,672,000, compared to $48,758,000 at December 31, 2006. The increase is primarily due to proceeds received from the issue of convertible notes in May 2007 and is partially offset by funds used in operating activities.
On May 2, 2007, the Company issued $80,000,000 aggregate principal amount of convertible notes, consisting of $40,000,000 6% senior convertible notes due in 2027 and $40,000,000 5% senior subordinated convertible notes due in 2012. The 6% senior convertible notes have an initial conversion price equal to the lesser of $12.68 or the 5-day weighted average trading price of the common shares preceding any conversion, subject to adjustments in certain circumstances. The Company will pay interest on the 6% senior convertible notes until maturity on May 2, 2027, subject to earlier repurchase, redemption or conversion. The 5% senior subordinated convertible notes were subject to mandatory conversion into common shares under certain circumstances. In connection with this transaction, the Company issued warrants to purchase an aggregate of 2,250,645 common shares until May 2, 2012, at an initial purchase price of $12.68 per share, subject to adjustments in certain circumstances. . During the year ended December 31, 2007, $35,500,000 of the 6% senior convertible notes were converted into 5,619,321 common shares and the totality of the 5% senior subordinated convertible notes were converted into 4,444,449 common shares. Net proceeds from the offering were $74,279,000 and, as of December 31, 2007, $34,274,000 has yet to be spent. As at December 31, 2007, the use of proceeds has conformed in all material respects with the expectations set forth in the prospectus filed publicly.

In August 2006, the Company entered into a securities purchase agreement in respect of an equity line of credit facility (ELOC) with Cityplatz Limited (Cityplatz), that provides the Company up to $60,000,000 of funds in return for the issuance of common shares at a discount of 3.0% to market price at the time of draw downs over term, less a placement fee equal to 2.4% of gross proceeds payable to the placement agent, Rodman & Renshaw, LLC. The ELOC established by the securities purchase agreement will terminate on February 9, 2009. The ELOC shall also terminate if (i) the Company’s common shares are de-listed from NASDAQ unless the common shares are listed at such time on another trading market specified in the agreement and such de-listing is in connection with a subsequent listing on another trading market specified in the agreement, (ii) the Company is subject to a change of control transaction or (iii) the Company suffers a material adverse effect which cannot be cured prior to the next drawdown notice. The Company may terminate the securities purchase agreement (i) if Cityplatz fails to fund a properly notified drawdown within five trading days of the end of the applicable settlement period or (ii) after it has drawn down at least $25,000,000 under the ELOC. Either party may also terminate the securities purchase agreement if the volume-weighted average price of the Company’s common shares is below $5 per share for more than 30 consecutive trading days. Given that the current price per share has been below the minimum price as per the agreement, the agreement may be terminated at any time. As at December 31, 2007, the Company had not drawn any funds under the ELOC. See subsequent event note for terms of amendment.
“Restricted Cash” presented on the Consolidated Balance Sheet is composed of short-term investments pledged to a bank as collateral for two letters of credit; the first in the amount of $6,000,000 was issued in connection with the potentially refundable upfront payment received under the collaboration agreement with Centocor and the second in the amount of CDN$640,000 was granted in favour of a landlord in relation to the lease of a building. As at December 31, 2007, restricted cash is composed of third-party Asset-Backed Commercial Paper (ABCP). These investments were due to mature during the second quarter of 2007 but, as a result of a disruption in the credit markets, particularly in the ABCP market, they did not settle on maturity and currently remain outstanding. At the time these investments were acquired, the ABCP were rated R1-high by Dominion Bond Rating Service, which is the highest credit rating for this type of investment. The ABCP are currently subject to a restructuring proposal under a standstill agreement which is expected to result in the conversion of the ABCP into longer-term financial instruments with maturities corresponding to the underlying assets. A Pan-Canadian Investors Committee (the Committee) was established to oversee the orderly restructuring of these instruments during this standstill period. A restructuring plan was announced by the Committee on December 23, 2007, and is anticipated to be completed by the end of March, 2008. During the quarter ended December 31, 2007, the Company recorded a provision for losses in the amount of $1,184,000 in respect of ABCP, reflecting the Company’s estimated reduction in the fair value of these investments as at December 31, 2007. The Company estimated the fair value of the ABCP using a probability weighted discounted cash flow approach, based on its best estimates of the time period over which the assets are going to generate cash flows ranging from 7 to 30 years based on the proposed restructuring, the coupon interest rate, the discount rate to apply to the net cash flows anticipated to be received commensurate with highly rated notes and other qualitative factors. This estimate of the fair value of the ABCP is not supported by observable market prices or rates, therefore is subject to uncertainty, including, but not limited to, the outcome of the restructuring plan being considered, the estimated amounts to be recovered, the yield of the substitute financial instruments and the timing of future cash flows. The resolution of these uncertainties could be such that the ultimate fair value of these investments may vary from the Company’s current best estimate. Changes in the near term could require changes in the recognized amount of these assets. The Company does not expect there will be a material adverse impact on its business as a result of the Third Party ABCP liquidity issue. During the third and fourth quarter of 2007, both letters of credit were renewed upon their respective annual expiry, with the ABCP issued as collateral.
As at December 31, 2007, the Company’s workforce comprised 170 employees.
As at January 31, 2008, the Company had 48,848,095 common shares outstanding, 220,000 common shares issuable to the Chief Executive Officer upon the achievement of specified performance targets, 2,815,233 options granted under the stock option plan, 2,884,471 shares currently issuable under the convertible notes, and 2,250,645 warrants outstanding, for a total of 57,018,444 common shares, on a fully diluted basis.
The Company believes that its available cash and short-term investments, expected interest income, potential revenues from commercialization of nutraceutical products, potential funding from partnerships, research collaborations and licensing agreements, potential proceeds from the equity line of credit facility, potential revenue from commercialization of nutraceutical products, research tax credits, grants, and access to capital markets should be sufficient to finance the Company’s operations and capital needs during the ensuing fiscal year. However, in light of the uncertainties associated with the regulatory approval process, clinical trial results, commercialization of nutraceutical products, and the Company’s ability to secure additional licensing, partnership and/or other agreements, further financing may be required to support the Company’s operations in the future.
Change in functional and reporting currency
Effective July 1, 2007, the Company adopted the US dollar as its functional and reporting currency, as a significant portion of its revenues, expenses, assets, liabilities and financing are denominated in US dollars. Prior to that date, the Company’s operations were measured in Canadian dollars and the consolidated financial statements were expressed in Canadian dollars. The Company followed the recommendations of the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants (CICA), set out in EIC-130, “Translation method when the reporting currency differs from the measurement currency or there is a change in the reporting currency”. In accordance with EIC-130, assets and liabilities as of June 30, 2007 were translated in US dollars using the exchange rate in effect on that date; revenues, expenses and cash flows were translated at the average rate in effect during the six-month period ended June 30, 2007, and equity transactions were translated at historical rates. For comparative purposes, historical financial statements have been restated into US dollars using the current rate method. Under this method, assets and liabilities are translated at the closing rate in effect at the end of these periods, revenues, expenses and cash flows are translated at the average rates in effect during these periods and equity transactions are translated at historical rates. Any exchange differences resulting from the translation are included in accumulated other comprehensive income presented in shareholders’ equity.
Subsequent event
On February 20, 2008, the Board of Directors approved the following transactions:
(a) The issuance of 2,445,000 options to purchase common shares to be issued under the stock option plan of the Company. The option price per share will be determined based on the weighted average trading price of common shares for the five days preceding the date of grant during which the common shares were traded on the Toronto Stock Exchange.
(b) The Company renewed the management services agreement entered into with Picchio International Inc. to November 30, 2008.
(c) The Company entered into an amendment with respect to the ELOC facility. The term of the ELOC facility has been extended to February 2010. The minimum draw-down obligation by the Company has been reduced to $15,000,000 over the term. The maximum amount of each monthly draw-down is limited to the lower of $6,000,000 or 12.5% of the volume-weighted price calculation of the common shares at the time of draw-down. The common shares will be issued at a discount of 4.0% to market price if the volume-weighted average price (VWAP) per share is $6 or higher, and 7% if the VWAP per share is lower than $6 at the time of draw-down

Neurochem Inc.
Consolidated Financial Information1
(in thousands of US dollars, except per share data)

	Three-month period ended		Year ended
	December 31		December 31
Consolidated Statements of Operations	2007	2006	2007	2006
	(unaudited)	(unaudited)
Revenues:
Collaboration agreement	$206	$497	$1,119	$2,106
Reimbursable costs	64	178	396	712

	270	675	1,515	2,818

Expenses:
Research and development	12,199	14,142	55,732	51,688
Research tax credits and grants	(727)	(607)	(2,161)	(1,899)
Other research and development charges	—	—	—	1,127

	11,472	13,535	53,571	50,916
General and administrative	1,397	2,819	10,581	11,522
Arbitral award	—	—	—	1,835
Reimbursable costs	64	178	396	712
Stock-based compensation	1,421	924	4,275	3,569
Depreciation, amortization and patent cost write-off	611	386	1,698	1,556

	14,965	17,842	70,521	70,110

Loss before undernoted items	(14,695)	(17,167)	(69,006)	(67,292)

Interest income	756	574	3,341	2,077
Interest and bank charges	(52)	(68)	(202)	(133)
Accretion expense	(1,183)	(550)	(15,751)	(550)
Change in fair value of embedded derivatives	28	—	(870)	—
Change in fair value of third party asset-backed commercial paper	(1,184)	—	(1,184)	—
Foreign exchange gain (loss)	(54)	245	1,130	(280)
Other income	287	282	1,274	1,348
Share of loss in a company subject to significant influence	—	(489)	(327)	(2,440)
Non-controlling interest	—	162	109	801

Net loss	($16,097)	($17,011)	($81,486)	($66,469)

Net loss per share:
Basic and diluted	($0.33)	($0.44)	($1.85)	($1.72)

Weighted average number of common shares outstanding	48,896,595	38,845,937	44,030,474	38,654,063

	At	At
	December 31	December 31
Consolidated Balance Sheets	2007	2006

Cash, cash equivalents and marketable securities	$58,672	$48,758
Other current assets	3,933	10,460

Total current assets	62,605	59,218
Capital assets and patents	9,996	8,992
Other long-term assets	5,830	3,192

Total assets	$78,431	$71,402

Current liabilities	$21,240	$22,377
Long-term liabilities	52,602	50,017
Non-controlling interest	680	725
Shareholders’ equity	3,909	(1,717)

Total liabilities and shareholders’ equity	$78,431	$71,402

1	Condensed from the Company’s unaudited quarterly consolidated financial statements and audited consolidated financial statements available on SEDAR and EDGAR.

About Neurochem
Neurochem Inc. is a global health company focused on the research, development and commercialization of products to provide innovative health solutions to address critical unmet medical needs.
To Contact Neurochem
For additional information on Neurochem and its drug development programs, please call the North American toll-free number 1-877-680-4500 or visit our Web Site at: www.neurochem.com.
Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem Inc.’s control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical and/or nutraceutical industry, changes in the regulatory environment in the jurisdictions in which the Neurochem group does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, that actual results may vary once the final and quality-controlled verification of data and analyses has been completed, as well as other risks disclosed in public filings of Neurochem Inc. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance, if any, on any forward-looking statements included in this news release. These statements speak only as of the date made and Neurochem Inc. is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise, unless required by applicable legislation or regulation. Please see the Annual Information Form of Neurochem Inc. for further risk factors that might affect the Neurochem group and its business.

FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1     Name and Address of Company
Neurochem Inc. (“Neurochem” or the “Company”) 275 Armand-Frappier Blvd. Laval, Québec H7V 4A7
Item 2     Date of Material Change
February 20, 2008
Item 3     News Release
A press release was disseminated by CNW Telbec on February 20, 2008 from Laval, Québec.
Item 4     Summary of Material Change
Neurochem announced the following developments:
•	the name-change from Neurochem to BELLUS HEALTH™, pending shareholder approval at the next annual and special meeting;
•	approval by Neurochem’s Board of Directors for the creation of subsidiaries for the purposes of carrying on the Company’s nutraceutical business, and as part of these new developments, the nutraceutical business will be named OVOS NATURAL HEALTH™;
•	an amendment under the Equity Line of Credit (“ELOC”) facility.
Item 5     Full Description of Material Change
5.1 Full Description of Material Change
On February 20, 2008, Neurochem announced that in order to more accurately reflect the Company’s expanded business strategy and core programs that encompass both therapeutics and branded nutraceutical products, and following the approval by Neurochem’s Board of Directors, the name of the Company will change from Neurochem to BELLUS HEALTH™, pending shareholder approval at the next annual and special meeting.
It was also announced that Neurochem’s Board of Directors had approved the creation of subsidiaries for the purposes of carrying on the Company’s nutraceutical business, and as part of these new developments, the nutraceutical business will be named OVOS NATURAL HEALTH™.

The Company also announced that it had entered into an amendment with respect to the ELOC facility. The term of the ELOC facility has been extended to February 2010. The minimum draw-down obligation by the Company has been reduced to $15,000,000 over the term. The maximum amount of each monthly draw-down is limited to the lower of $6,000,000 or 12.5% of the volume-weighted price calculation of the common shares at the time of draw-down. The common shares will be issued at a discount of 4.0% to market price if the volume-weighted average price (VWAP) per share is $6 or higher, and 7% if the VWAP per share is lower than $6 at the time of draw-down.

5.2 Disclosure for Restructuring Transactions

N/A
Item 6     Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
This report is not being filed on a confidential basis.
Item 7     Omitted Information
N/A
Item 8     Executive Officer
Dr. Lise Hébert Vice-President, Corporate Communications 450.680.4572
Item 9     Date of Report
February 21, 2008

EQUITY LINE OF CREDIT
AMENDMENT NO. 2 TO THE
SECURITIES PURCHASE AGREEMENT
     This Amendment No. 2 (“Amendment No. 2”) by and between Neurochem Inc., a Canadian corporation (the “Company”) and Cityplatz Limited, a British Virgin Islands corporation (the “Purchaser”) to the August 9, 2006, Securities Purchase Agreement, as previously amended by Amendment No. 1 in the form of the February 16, 2007, Letter Agreement (collectively, the “Agreement”) between the parties, is dated as of February 20, 2008 (the “Effective Date of Amendment No. 2”). Capitalized terms used in this Amendment No. 2 and not otherwise defined herein shall have the meanings ascribed to them in the Agreement.
     WHEREAS, the parties entered into the Agreement pursuant to which the Company has the right to issue and sell to Purchaser from time to time as provided therein, and Purchaser is obligated to purchase from the Company up to US$60,000,000 worth of shares of Common Stock on, in the United States, a private placement basis pursuant to an exemption from registration under Section 4(2) of the Security Act of 1933;
     WHEREAS, the Purchaser is entitled to resell shares of Common Stock acquired under the Agreement pursuant to a resale registration statement filed by the Company pursuant to the terms of the Registration Rights Agreement between the Company and the Purchaser which has previously been declared effective by the Commission prior; and
     WHEREAS, the parties now wish to further amend certain terms of the Agreement to account for changes in circumstances and the underlying economics of the transaction as originally contemplated by the parties at the time the Agreement was executed and the registration statement filed;
     NOW, THEREFORE, in consideration of the foregoing premises, and the promises and covenants herein contained, the receipt and sufficiency of which are hereby acknowledged by the parties hereto, the parties, intending to be legally bound, hereby agree that the Agreement be amended as follows with effect from the Effective Date of Amendment No. 2:
1.	The definition of “Commitment Period” set forth in Section 1.1 of Article I (Definitions) of the Agreement is deleted and replaced in its entirety by the following:
“Commitment Period” shall mean the period commencing on the Effective Date of Amendment No. 2 and ending at 23:59:59 hrs. on Friday, February 26, 2010.
2.	The definition of “Purchase Price” set forth in Section 1.1 of Article I (Definitions) of the Agreement is deleted and replaced in its entirety by the following:
“Purchase Price” shall mean, with respect to Draw Down Shares purchased during each applicable Settlement Period within a Draw Down Pricing Period:

a.	Where the VWAP of the applicable Settlement Period is less than US$6.000, then 93% of the VWAP of the Settlement Period in question; or
b.	Where the VWAP of the applicable Settlement Period is greater than or equal to US$6.000, then 96% of the VWAP of the Settlement Period in question.
3.	The last sentence of Section 6.1(a) of Article VI (Draw Down Terms) of the Agreement is deleted in its entirely and replaced with the following, the effect of which is to change the minimum amount to be drawn down by the Company during the Commitment Period (as redefined above) from US$25,000,000 to US$15,000,000:
6.1(a) ...The Company agrees to request Draw Downs of at least an aggregate US$15,000,000 during the Commitment Period (as redefined above), subject to Sections 4.8, 6.1(c), 6.1(d) and to the termination of this Agreement, including, without limitation, pursuant to Article VII hereof.
4.	Section 6.1(c) of Article VI (Draw Down Terms) of the Agreement is deleted and replaced in its entirety by the following:
6.1(c) The maximum Investment Amount as to each Draw Down shall be equal to the lower of i) US$6,000,000, and ii) 12.5% of the average daily combined volume of the Common Stock on both the Nasdaq Stock Market and the Toronto Stock Exchange for the 5 Trading Days immediately prior to the delivery of a Draw Down Notice (delivered under Section 6.1(e) of the Agreement), multiplied by the VWAP for the same 5 day period, multiplied by the number of Trading Days within the Draw Down Pricing Period.
The following example is provided purely for the sake of illustrating the calculation of the maximum Investment Amount and is based upon the following hypothetical information:

5 Trading Day Volume:	NASDAQ	=	1,443,187 shares
	TSX	=	808,314 shares
	Total	=	2,251,501 shares

Average daily volume: 2,251,501shares ÷ 5 days	=	450,300 shares traded/day
VWAP: US$2.3000
Number of Trading Days in the Draw Down Period: 21 days
Calculating the maximum Investment Amount:

12.5% x (450,300 shares/day) x (US$2.3000/share) x (21 days)
=	(56,287.5 shares/day) x (US$2.3000/share) x (21 days)
=	US$129,461.25 per day x 21 days
=	US$2,718,686.20

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5.	Section 7.2(b) of Article VII (Termination) of the Agreement is deleted in its entirety and replaced with the following, to reflect the parties’ agreement that the minimum amount to be drawn down by the Company during the Commitment Period (as redefined above) is changed from US$25,000,000 to US$15,000,000 (as provided for in Section 3, above, of this Amendment No. 2):
7.2(b) The Company may terminate this Agreement upon 5 Trading Day’s notice if: (i) the Purchaser shall fail to fund a properly noticed Draw Down within 5 Trading Days of the end of the applicable Settlement Period or (ii) the Company has drawn down at least US$15,000,000 under this Agreement.
6.	Section 7.2(c) of Article VII (Termination) of the Agreement is deleted in its entirety. There is no longer a right on the part of either party to terminate the Agreement upon 5 Trading Days’ notice if the VWAP is below US$5.00 for more than 30 consecutive Trading Days (adjusted for any stock splits and the like after the date of this Agreement).
The parties further agree that, except as amended by this Amendment No. 2, the Agreement remains in full force and effect and that this Amendment No. 2 supersedes all prior agreements and understandings, oral or written, with respect to all matters to be amended under the Agreement as of the Effective Date of Amendment No. 2.
     IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 2 to be duly executed by their respective authorized signatories as of the Effective Date of Amendment No. 2.

Neurochem Inc.		Cityplatz Limited

By:	(signed) Mariano Rodriguez Mariano Rodriguez Vice President, Finance and CFO	By:	(signed) Gordon Mundy Gordon Mundy Director

By:	(signed) David Skinner David Skinner Vice President, General Counsel and Corporate Secretary	By:	(signed) Heather Kent Heather Kent For and on behalf of Trident Trust Company (I.O.M.) Limited Secretary

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